Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2017 and 2016

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	June 30, 2017 (Unaudited)		December 31, 2016 (Audited)		June 30, 2016 (Unaudited)
	Amount	%	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$48,310	11	$31,100	7	$44,643	10
Financial assets at fair value through profit or loss	7	—	—	—	—	—
Hedging derivative financial assets	1	—	—	—	—	—
Available-for-sale financial assets	—	—	—	—	30	—
Held-to-maturity financial assets	900	—	2,140	—	2,892	1
Trade notes and accounts receivable, net	29,643	6	31,022	7	29,838	6
Receivables from related parties	24	—	14	—	30	—
Inventories	9,329	2	7,423	2	6,913	1
Prepayments	5,215	1	2,978	1	6,275	1
Other current monetary assets	6,613	2	4,821	1	4,785	1
Other current assets	2,113	—	2,122	—	3,101	1

Total current assets	102,155	22	81,620	18	98,507	21

NONCURRENT ASSETS
Available-for-sale financial assets	4,729	1	4,764	1	4,876	1
Held-to-maturity financial assets	—	—	—	—	900	—
Investments accounted for using equity method	2,257	—	2,386	1	2,498	—
Property, plant and equipment	283,306	62	291,170	65	287,805	62
Investment properties	8,100	2	8,115	2	7,893	2
Intangible assets	45,631	10	47,353	11	48,863	11
Deferred income tax assets	2,363	1	2,322	—	1,054	—
Net defined benefit assets	1,072	—	919	—	2,956	1
Prepayments	3,820	1	3,241	1	3,411	1
Other noncurrent assets	4,858	1	5,025	1	5,148	1

Total noncurrent assets	356,136	78	365,295	82	365,404	79

TOTAL	$458,291	100	$446,915	100	$463,911	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans	$125	—	$138	—	$60	—
Financial liabilities at fair value through profit or loss	—	—	1	—	15	—
Hedging derivative financial liabilities	—	—	1	—	3	—
Trade notes and accounts payable	14,902	3	18,810	5	15,261	3
Payables to related parties	548	—	762	—	444	—
Current tax liabilities	6,398	2	6,522	1	5,560	1
Dividends payables	38,336	8	—	—	42,551	9
Other payables	21,082	5	26,418	—	22,470	5
Provisions	125	—	119	6	118	—
Advance receipts	8,825	2	10,059	3	9,029	2
Other current liabilities	1,224	—	1,330	—	1,364	—

Total current liabilities	91,565	20	64,160	15	96,875	20

NONCURRENT LIABILITIES
Long-term loans	1,600	—	1,600	—	1,600	—
Deferred income tax liabilities	1,473	—	1,464	—	666	—
Provisions	68	—	66	—	59	—
Customers’ deposits	4,524	1	4,610	1	4,561	1
Net defined benefit liabilities	1,544	—	1,537	—	1,373	—
Deferred revenue	3,549	1	3,546	1	3,515	1
Other noncurrent liabilities	3,777	1	3,004	1	3,277	1

Total noncurrent liabilities	16,535	3	15,827	3	15,051	3

Total liabilities	108,100	23	79,987	18	111,926	23

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	17	77,574	17	77,574	17

Additional paid-in capital	147,266	32	147,180	33	147,180	32

Retained earnings
Legal reserve	77,574	17	77,574	17	77,574	17
Special reserve	2,681	1	2,676	1	2,676	1
Unappropriated earnings	39,248	9	55,657	13	41,682	9

Total retained earnings	119,503	27	135,907	31	121,932	27

Other adjustments	(197)	—	(5)	—	(409)	—

Total equity attributable to stockholders of the parent	344,146	76	360,656	81	346,277	76
NONCONTROLLING INTERESTS	6,045	1	6,272	1	5,708	1

Total equity	350,191	77	366,928	82	351,985	77

TOTAL	$458,291	100	$446,915	100	$463,911	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended June 30				Six Months Ended June 30
	2017		2016		2017		2016
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$55,672	100	$56,196	100	$110,205	100	$113,140	100

OPERATING COSTS	35,078	63	35,253	63	69,699	63	70,359	62

GROSS PROFIT	20,594	37	20,943	37	40,506	37	42,781	38

OPERATING EXPENSES
Marketing	6,153	11	6,009	11	12,435	11	12,005	11
General and administrative	1,158	2	1,103	2	2,322	2	2,254	2
Research and development	958	2	944	1	1,879	2	1,846	1

Total operating expenses	8,269	15	8,056	14	16,636	15	16,105	14

OTHER INCOME AND EXPENSES	(5)	—	(11)	—	(17)	—	(17)	—

INCOME FROM OPERATIONS	12,320	22	12,876	23	23,853	22	26,659	24

NON-OPERATING INCOME AND EXPENSES
Interest income	63	—	55	—	107	—	104	—
Other income	444	1	406	1	504	—	771	1
Other gains and losses	(44)	—	3	—	—	—	7	—
Interest expenses	(5)	—	(5)	—	(11)	—	(10)	—
Share of profits of associates and joint ventures accounted for using equity method	122	—	211	—	240	—	292	—

Total non-operating income and expenses	580	1	670	1	840	—	1,164	1

INCOME BEFORE INCOME TAX	12,900	23	13,546	24	24,693	22	27,823	25

INCOME TAX EXPENSE (BENEFIT)	(825)	(2)	(1,106)	(2)	2,114	2	2,465	2

NET INCOME	13,725	25	14,652	26	22,579	20	25,358	23

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	28	—	(6)	—	(186)	—	(89)	—
Unrealized loss on available-for-sale financial assets	(356)	(1)	(483)	(1)	(29)	—	(607)	(1)
Cash flow hedges	3	—	(5)	—	2	—	(4)	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures	—	—	—	—	(3)	—	(1)	—
Income tax benefit (expense) relating to items that may be reclassified subsequently	1	—	1	—	2	—	—	—

	(324)	(1)	(493)	(1)	(214)	—	(701)	(1)

Total other comprehensive loss, net of income tax	(324)	(1)	(493)	(1)	(214)	—	(701)	(1)

TOTAL COMPREHENSIVE INCOME	13,401	24	$14,159	25	22,365	20	$24,657	22

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended June 30				Six Months Ended June 30
	2017		2016		2017		2016
	Amount	%	Amount	%	Amount	%	Amount	%
NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$13,305	24	$14,310	25	$21,932	20	$24,785	22
Noncontrolling interests	420	1	342	1	647	—	573	1

	$13,725	25	$14,652	26	$22,579	20	$25,358	23

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$12,975	23	$13,831	24	$21,740	20	$24,107	21
Noncontrolling interests	426	1	328	1	625	—	550	1

	$13,401	24	$14,159	25	$22,365	20	$24,657	22

EARNINGS PER SHARE
Basic	$1.72		$1.84		$2.83		$3.19

Diluted	$1.71		$1.84		$2.82		$3.19

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments
							Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available- for-sale Financial Assets	Cash Flow Hedges	Total Other Adjustments	Total Equity Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
			Retained Earnings
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings
BALANCE, JANUARY 1, 2016	$77,574	$146,733	$77,574	$2,676	$59,448	$139,698	$177	$91	$1	$269	$364,274	$5,065	$369,339

Appropriation of 2015 earnings Cash dividends distributed by Chunghwa	—	—	—	—	(42,551)	(42,551)	—	—	—	—	(42,551)	—	(42,551)

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(710)	(710)

Partial disposal of interests in subsidiaries	—	58	—	—	—	—	—	—	—	—	58	25	83

Change in additional paid-in capital for not participating in capital increase of a subsidiary	—	389	—	—	—	—	—	—	—	—	389	786	1,175

Net income for the six months ended June 30, 2016	—	—	—	—	24,785	24,785	—	—	—	—	24,785	573	25,358

Other comprehensive income (loss) for the six months ended June 30, 2016	—	—	—	—	—	—	(67)	(607)	(4)	(678)	(678)	(23)	(701)

Total comprehensive income for the six months ended June 30, 2016	—	—	—	—	24,785	24,785	(67)	(607)	(4)	(678)	24,107	550	24,657

Share-based payment transactions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	11	11
Net decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(19)	(19)

BALANCE, JUNE 30, 2016	$77,574	$147,180	$77,574	$2,676	$41,682	$121,932	$110	$(516)	$(3)	$(409)	$346,277	$5,708	$351,985

BALANCE, JANUARY 1, 2017	$77,574	$147,180	$77,574	$2,676	$55,657	$135,907	$46	$(51)	$—	$(5)	$360,656	$6,272	$366,928
Appropriation of 2016 earnings
Special Reserve	—	—	—	5	(5)	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(38,336)	(38,336)	—	—	—	—	(38,336)	—	(38,336)

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(937)	(937)

Partial disposal of interests in subsidiaries	—	77	—	—	—	—	—	—	—	—	77	29	106

Net income for the six months ended June 30, 2017	—	—	—	—	21,932	21,932	—	—	—	—	21,932	647	22,579

Other comprehensive income (loss) for the six months ended June 30, 2017	—	—	—	—	—	—	(168)	(26)	2	(192)	(192)	(22)	(214)

Total comprehensive income for the six months ended June 30, 2017	—	—	—	—	21,932	21,932	(168)	(26)	2	(192)	21,740	625	22,365

Share-based payment transactions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	11	11
Net increase in noncontrolling interests	—	9	—	—	—	—	—	—	—	—	9	45	54

BALANCE, JUNE 30, 2017	$77,574	$147,266	$77,574	$2,681	$39,248	$119,503	$(122)	$(77)	$2	$(197)	$344,146	$6,045	$350,191

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$24,693	$27,823
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	14,304	14,600
Amortization	1,800	1,652
Provision for doubtful accounts	391	357
Interest expenses	11	10
Interest income	(107)	(104)
Dividend income	(312)	(341)
Compensation cost of share-based payment transactions	11	11
Share of profits of associates and joint ventures accounted for using equity method	(240)	(292)
Provision for inventory and obsolescence	18	157
Gain on disposal of financial instruments	(3)	—
Loss on disposal of property, plant and equipment	17	17
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(8)	15
Loss (gain) on foreign exchange, net	47	(23)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	—	—
Trade notes and accounts receivable	1,140	(3,273)
Receivables from related parties	(10)	12
Inventories	(1,924)	1,710
Prepayments	(2,816)	(3,405)
Other current monetary assets	(178)	(345)
Other current assets	9	(765)
Increase (decrease) in:
Trade notes and accounts payable	(3,908)	(1,034)
Payables to related parties	(214)	(167)
Other payables	(3,194)	(2,905)
Provisions	8	(71)
Advance receipts	(465)	(406)
Other current liabilities	(82)	2
Deferred revenue	3	(101)
Net defined benefit plans	(145)	(8,671)

Cash generated from operations	28,846	24,463
Interest paid	(11)	(10)
Income tax paid	(2,267)	(4,552)

Net cash provided by operating activities	26,568	19,901

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2017	2016
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	$—	$(36)
Proceeds from disposal of available-for-sale financial assets	7	1
Proceeds from capital reduction of available-for-sale financial assets	1	33
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(3,586)	(1,600)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	2,463	1,489
Proceeds from disposal of held-to-maturity financial assets	1,240	225
Acquisition of property, plant and equipment	(9,690)	(6,821)
Proceeds from disposal of property, plant and equipment	1	6
Acquisition of intangible assets	(78)	(67)
Decrease in other noncurrent assets	50	422
Interest received	112	96
Cash dividends received	80	—

Net cash used in investing activities	(9,400)	(6,252)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	3,269	10
Repayment of short-term loans	(3,282)	(60)
Repayment of long-term loans	—	(150)
Decrease in customers’ deposits	(110)	(305)
Increase in other noncurrent liabilities	3	47
Partial disposal of interests in subsidiaries without losing control	106	84
Cash dividends distributed to noncontrolling interests	—	(11)
Change in other noncontrolling interests	54	1,156

Net cash provided by financing activities	40	771

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	2	(48)

NET INCREASE IN CASH AND CASH EQUIVALENTS	17,210	14,372
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	31,100	30,271

CASH AND CASH EQUIVALENTS, END OF PERIOD	$48,310	$44,643

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 and 2016

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of June 30, 2017 and 2016, the related consolidated statements of comprehensive income for the three months and six months ended June 30, 2017 and 2016, as well as the consolidated statements of changes in equity and cash flows for the six months ended June 30, 2017 and 2016 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.